SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TravelCenters of America LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

894174101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894174101

1.	Names of Reporting Persons Hospitality Properties Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,540,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,540,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101

1.	Names of Reporting Persons Reit Management & Research LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101

1.	Names of Reporting Persons Reit Management & Research Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 894174101

1.	Names of Reporting Persons Barry M. Portnoy

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,411.6

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 36,411.6

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,411.6

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 894174101

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,263.8

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 30,263.8

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,263.8

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 894174101

Item 1(a).	Name of Issuer: TravelCenters of America LLC
Item 1(b).	Address of Issuer’s Principal Executive Offices: 24601 Center Ridge Road Suite 200 Westlake, OH 44145-5639

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)   Hospitality Properties Trust (“HPT”)

(2)   Reit Management & Research LLC (“RMR”) (the manager of HPT)

(3)   Reit Management & Research Trust (“RMR Trust”) (the sole member of RMR)

(4)   Barry M. Portnoy (a director of the Issuer, a managing trustee of HPT, the Chairman and a director of RMR, and the Chairman, majority beneficial owner and a trustee of RMR Trust)

(5)   Adam D. Portnoy (a managing trustee of HPT, the President and Chief Executive Officer and a director of RMR, and the President and Chief Executive Officer, a beneficial owner and a trustee of RMR Trust)

Item 2(b).	Address of Principal Offices or, if none, Residence: The address of each Reporting Person is: 400 Centre Street Newton, Massachusetts 02458
Item 2(c).

Citizenship:

HPT is a Maryland real estate investment trust.

RMR is a Delaware limited liability company.

RMR Trust is a Massachusetts business trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Shares, no par value

CUSIP No. 894174101

Item 2(e).		CUSIP Number: 894174101

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)   Amount beneficially owned:

HPT beneficially owns 1,540,000 Common Shares of the Issuer, which it acquired pursuant to a rent deferral agreement with the Issuer, entered into on August 11, 2008.

Neither RMR nor RMR Trust holds any Common Shares of the Issuer.  RMR, as manager of HPT, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 1,540,000 Common Shares beneficially owned by HPT, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 36,411.6 Common Shares of the Issuer.  Mr. Adam Portnoy beneficially owns 30,263.8 Common Shares of the Issuer (of which 18,400 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2010).  In their respective positions with RMR and RMR Trust described in Item 2(a) above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 1,540,000 Common Shares beneficially owned by HPT, but each disclaims such beneficial ownership.

CUSIP No. 894174101

(b)   Percent of class:

HPT beneficially owns approximately 9.2% of the Issuer’s Common Shares.

Each of Mr. Barry Portnoy and Mr. Adam Portnoy beneficially owns less than 1% of the Issuer’s Common Shares, and RMR and RMR Trust beneficially own none of the Issuer’s Common Shares.  Reference is made to Item 4(a) above as to the Issuer’s Common Shares beneficially owned by HPT that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Common Shares were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Common Shares would be approximately 9.2%, 9.2%, 9.5% and 9.4%.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: HPT: 1,540,000 RMR: 0 RMR Trust: 0 Barry M. Portnoy: 36,411.6 Adam D. Portnoy: 30,263.8

(ii) Shared power to vote or direct the vote: HPT: 0 RMR: 0 RMR Trust: 0 Barry M. Portnoy: 0 Adam D. Portnoy: 0

(iii) Sole power to dispose or to direct the disposition of: HPT: 1,540,000 RMR: 0 RMR Trust: 0 Barry M. Portnoy: 36,411.6 Adam D. Portnoy: 30,263.8

(iv) Shared power to dispose or to direct the disposition of: HPT: 0 RMR: 0

CUSIP No. 894174101

RMR Trust: 0 Barry M. Portnoy: 0 Adam D. Portnoy: 0

Reference is made to Item 4(a) above as to the Issuer’s Common Shares beneficially owned by HPT may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 894174101

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

HOSPITALITY PROPERTIES TRUST

/s/ Mark Kleifges
(Signature)

Mark Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description

99(a)	Joint Filing Agreement, dated as of August 21, 2008, by and among Hospitality Properties Trust, Reit Management & Research LLC, Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy.*

*Included as an exhibit to the Schedule 13G filed August 21, 2008.